Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended
	January 31,
	2005		2004
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted

Net income	$3,030	$3,030	$669	$669

Weighted average shares outstanding	6,071	6,071	5,588	5,588

Dilutive effect of stock options	--	199	--	165
	6,071	6,270	5,588	5,753

Earnings per common share	$0.50	$0.48	$0.12	$0.12